UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PLX Technology, Inc.

(Name of Subject Company)

PLX Technology, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

693417107

(CUSIP Number of Class of Securities)

Arthur O. Whipple

Chief Financial Officer

PLX Technology, Inc.

870 W. Maude Avenue

Sunnyvale, California 94085

(408) 774-9060

With copies to:

Jorge del Calvo

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 5.02, 8.01 and 9.01 of the Current Report on Form 8-K filed by PLX Technology, Inc. on June 23, 2014 (including all exhibits attached thereto) is incorporated herein by reference.

This Schedule 14D-9 filing also consists of the following documents relating to the proposed acquisition of PLX Technology, Inc. (the “Company”) by Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Parent”) pursuant to the terms of an Agreement and Plan of Merger dated as of June 23, 2014 by and among the Company, Parent and Pluto Merger Sub, Inc.: (i) a letter to Company customers and suppliers from the Chief Executive Officer of the Company and (ii) frequently asked questions for Company customers and suppliers.

June 23, 2014

To Our Valued Customers and Suppliers,

PLX Technology and Avago Technologies today announced they have signed a definitive agreement under which Avago will acquire PLX.  The transaction is expected to close within 30-60 days.

Our objective is to make the combination of our companies bring greater choice and value to our customers.  Avago’s products are complementary to PLX’s, and Avago is committed to the continued investment in PLX’s PCI Express portfolio and roadmap.

There will be no immediate change in the way we currently do business together.  Our sales and operational teams will be contacting you directly to arrange detailed informational meetings.

We look forward to continuing an open dialogue.  Should you have any immediate questions, please do not hesitate to contact your PLX representative.

Thank you for your continued support and business,

/s/ David Raun

David Raun
President and CEO, PLX Technology

Additional Information about the Transaction and Where to Find It

The tender offer described herein has not yet commenced. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through tender offer statement on Schedule TO, an offer to purchase, form of letter of transmittal and other documents relating to the tender offer (collectively, the “Tender Offer Materials”), each to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Avago. In addition, PLX will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Avago and PLX expect to mail the Tender Offer Materials, as well as the Schedule 14D-9, to PLX stockholders. Any solicitation of offers to buy shares of PLX’s common stock will only be made pursuant to the Tender Offer Materials. Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the merger agreement when they become available because these documents will contain important information relating to the tender offer and related transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by Avago or PLX, at the SEC’s website at www.sec.gov. In addition, such materials will be available from Avago or PLX by directing any requests to investor relations at Avago or PLX at the applicable phone number or email address below.

A description of certain interests of the directors and executive officers of PLX is set forth in PLX’s Form 10-K/A, Amendment No. 1, in Part III thereof, which was filed with the SEC on April 29, 2014. A description of certain interests of the directors and executive officers of Avago is set forth in Avago’s proxy statement for its 2014 annual meeting, which was filed with the SEC on February 20, 2014. To the extent holdings of either company’s securities by their respective directors and certain officers have subsequently changed, such changes have been reflected on Forms 4 filed with the SEC.

Cautions Regarding Forward-Looking Statements

Certain statements above are forward-looking statements. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Avago Technologies Limited (“Avago”) and PLX Technology (“PLX”) believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Avago, PLX or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Avago may not receive sufficient number of shares tendered from PLX stockholders to complete the tender offer; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of PLX and Avago to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of PLX or Avago; (5) the ability of PLX to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) Avago’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating PLX with Avago’s existing businesses; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in PLX’s and Avago’s respective most recent Quarterly Report on Form 10-Q, and PLX’s and Avago’s more recent reports filed with the SEC. PLX and Avago can give no assurance that the conditions to the transaction will be satisfied. Neither PLX nor Avago undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law. PLX is responsible for information in this press release concerning PLX and Avago is responsible for information in this press release concerning Avago.

AVAGO ACQUISITION OF PLX — Q&A
(for customers and suppliers)

Q: Why is Avago acquiring PLX?

A: This is a highly complementary acquisition that broadens Avago’s portfolio and is consistent with Avago’s business model.  Avago’s server and storage, ASIC IP, optical products and other networking and enterprise data center solutions are an excellent match for PLX’s leading PCI Express solutions.  Avago is committed to continuing to invest in the successful PLX PCI Express portfolio and product roadmap.

Q: What happens to PLX customers?

A: Customers should experience no immediate impact.  We will continue to support all current and developing commitments.  Once the transaction closes, the combined organization will be able to provide better support to customers with larger and broader combined sales and support teams.

Q: What are the terms and conditions of the transaction?

A: Please refer to the press release dated June 23, 2014.

Q: When will the deal be closed?

A: We expect to close in the third quarter of 2014.

Q: Will Avago maintain PLX’s existing management and employees?

A: Once the transaction closes, the combined company’s team will consist of members from both companies.

Q: Will Avago maintain the existing PLX Sunnyvale facility?

A: Yes, in the near term, following closing.  Once the transaction has closed, over time Avago may merge all PLX employees into one of its other local facilities.

Q: Who is my point of contact for sales support on PLX business?

A: Please use your current sales channel until further notice. All sales contact information can be found on our Website http://www.plxtech.com/contact

Q: Who is my point of contact for PLX technical support?

A: Please use your current technical contacts until further notice. All contact information can be found on our Website http://www.plxtech.com/contact.

Q: Will there be any changes to the PLX part numbers?

A: There will be no immediate changes to part numbers or part marking of devices.  Customers will be notified of any changes to device part number or device mark via the company’s Product Change Notification (PCN) process.

Q: Will any products become obsolete as a result of this acquisition?

A: There are no plans to obsolete any products at the time of the acquisition.  In the future, any product discontinuance will be handled using the company’s Product Discontinuance Notification (PDN) procedure.

Q: What happens to my existing backlog?

A: There will be no changes to your existing backlog.  All backlog will be serviced and shipped as placed.

Q: What happens to any outstanding invoices?

A: Payment on open or outstanding invoices should be processed as per the existing requirements. The new company will not be re-issuing invoices. Customers will be given notification of the payment process for invoices issued on shipments post the close of the acquisition.

Q: What is the status of existing contracts, VPA’s, and NDA’s that are in place today with PLX?

A: All terms and conditions of existing contracts signed with either PLX Technology will remain in place with the combined enterprise.  In cases where there are two contracts in place, following closing of the transaction, PLX and Avago will work with the customer to resolve as required.

Additional Information about the Transaction and Where to Find It

The tender offer described herein has not yet commenced. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through tender offer statement on Schedule TO, an offer to purchase, form of letter of transmittal and other documents relating to the tender offer (collectively, the “Tender Offer Materials”), each to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Avago. In addition, PLX will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Avago and PLX expect to mail the Tender Offer Materials, as well as the Schedule 14D-9, to PLX stockholders. Any solicitation of offers to buy shares of PLX’s common stock will only be made pursuant to the Tender Offer Materials. Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the merger agreement when they become available because these documents will contain important information relating to the tender offer and related transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by Avago or PLX, at the SEC’s website at www.sec.gov. In addition, such materials will be available from Avago or PLX by directing any requests to investor relations at Avago or PLX at the applicable phone number or email address below.

A description of certain interests of the directors and executive officers of PLX is set forth in PLX’s Form 10-K/A, Amendment No. 1, in Part III thereof, which was filed with the SEC on April 29, 2014. A description of certain interests of the directors and executive officers of Avago is set forth in Avago’s proxy statement for its 2014 annual meeting, which was filed with the SEC on February 20, 2014. To the extent holdings of either company’s securities by their respective directors and certain officers have subsequently changed, such changes have been reflected on Forms 4 filed with the SEC.

Cautions Regarding Forward-Looking Statements

Certain statements above are forward-looking statements. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Avago Technologies Limited (“Avago”) and PLX Technology (“PLX”) believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Avago, PLX or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Avago may not receive sufficient number of shares tendered from PLX stockholders to complete the tender offer; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of PLX and Avago to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of PLX or Avago; (5) the ability of PLX to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) Avago’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating PLX with Avago’s existing businesses; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in PLX’s and Avago’s respective most recent Quarterly Report on Form 10-Q, and PLX’s and Avago’s more recent reports filed with the SEC. PLX and Avago can give no assurance that the conditions to the transaction will be satisfied. Neither PLX nor Avago undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law. PLX is responsible for information in this press release concerning PLX and Avago is responsible for information in this press release concerning Avago.